John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000
john.lux@securities- law.info

February 25, 2019

Mara Ransom

Division of Corporation Finance

Office of Consumer Products

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	For The Earth Corp.
Offering Statement on Form 1-A Filed January 2, 2019
File No. 024-10931

Dear Attorney Ranson:

On behalf of For the Earth Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 7, 2019, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Offering Statement on Form 1-A Filed January 2, 2019

Exhibits

1.	Please arrange for counsel to revise the opinion contained at Exhibit 12.1 to reflect that it has been issued pursuant to the laws of the state of Delaware.

This letter has been revised and filed.

General

2.	You are offering 15,000,000,000 shares of common stock and you disclose that you have 20,000,000,000 shares of common stock authorized for issuance, however, according to the Certificate of Amendment of Certificate of Incorporation you have filed as Exhibit 2.1, you are only authorized to issue a total of 3,030,000,004 shares of common stock. Please revise your disclosure or file the articles of incorporation that authorize the shares you intend to issue in this offering. Please also file the Certificate of Incorporation and any amendments thereto that precede the Certificate of Amendment of Certificate of Incorporation as exhibit(s) to your offering circular.

The Amended Articles have been filed.

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Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

John E. Lux

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